UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Howard E. Turner

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, Suite 3100

Promenade

Atlanta, GA 30309

(404) 815-3594

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HOWARD E. TURNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 427,777
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 427,777
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

The securities covered by this Schedule 13D are shares on common stock, no par value (the “Common Stock”) of SunLink Health Systems, Inc., an Ohio corporation (the “Company”). The Company’s principal offices are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.

Item 2. Identity and Background.

(a)    This Schedule 13D is being filed by Howard E. Turner (the “Reporting Person”).

(b)    The business address of the Reporting Person is: c/o Smith, Gambrell & Russell, LLP, 1230 Peachtree Street, Suite 3100, Promenade, Atlanta, GA 30309

(c)    The Reporting Person is a partner in the law firm of Smith, Gambrell & Russell, LLP, 1230 Peachtree Street, Suite 3100, Promenade, Atlanta, GA 30309 and a member of the board of directors of the Company.

(d)    The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a U.S. citizen.

Item 3. Source or Amount of Funds or Other Consideration.

On December 28, 2017, the Company purchased from the Reporting Person 24,781 shares of Common Shares of the Company pursuant to the Company’s Offer to Purchase dated November 21, 2017, as amended December 7, 2017 (the “Offer to Purchase”), made to the shareholders of the Company. The shares of Common Stock so purchased by the Company were purchased with funds on hand of the Company and the shares so sold by the Reporting Person were originally acquired with personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

The Company’s stated purpose in making its Offer to Purchase was to return capital to its shareholders. The Reporting Person sold the 24,781 Common Shares to raise cash for personal purposes. The Company reportedly purchased 1,745,751 Common Shares in connection with the Offer to Purchase. The effect of the purchases by the Company was to increase the percentage of ownership by the Reporting Person to approximately 5.8%.

(a)    The Reporting person has no plans to acquire additional shares of the Issuer’s stock. The reporting Person presently has options to acquire 50,000 shares of the Company’s Common stock.

(b)    The Reporting Person does not currently contemplate any extraordinary corporate transaction involving the Company.

(c)    The Reporting Person does not currently contemplate any transactions that would result in the sale or transfer of a material amount of assets of the Company.

(d)    The Reporting Person does not currently contemplate any change in the Board of Directors or management of the Company.

(e)    The Reporting Person does not currently contemplate any change to the capitalization or dividend policy of the Company.

(f)    The Reporting Person does not currently contemplate any other material change in the Issuer’s business or corporate structure of the Company.

(g)    The Reporting Person does not currently contemplate any changes in the Company charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by any person.

(h)    The Reporting Person does not currently contemplate causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a national securities association.

(i)    The Reporting Person does not currently contemplate any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)    The Reporting Person does not currently contemplate any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    As of the date of this report, the Reporting Person beneficially owns 427,777 shares of the Company’s Common Stock representing 5.8% of the 7,416,814 shares of the Company’s issued and outstanding capital stock.

(b)    The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:    427,777

Shared power to vote or direct the vote:     -0-

Sole power to dispose or direct the disposition: 427,777

Shared power to dispose or direct the disposition:     -0-

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7. Material to Be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard E. Turner
Howard E. Turner

January 10, 2018